Exhibit 99.1

  No. 15/09

IAMGOLD PROVIDES QUARTERLY EXPLORATION UPDATE

Toronto, Ontario, April 29, 2009 – IAMGOLD Corporation is pleased to provide an update on exploration activities.  Exploration expenditures totaling $53.1 million are planned for 2009 of which $34 million is for greenfields exploration initiatives.  Activities and new projects will focus on the Company’s key areas, namely the Guiana Shield, Andes and Brazil regions of South America, West Africa, and Quebec.

SOUTH AMERICA

Suriname - Rosebel

In 2009, significant exploration programs at IAMGOLD’s flagship Rosebel mine are planned on near-mine targets adjacent to the known deposits, as well as for the earlier stage prospects on the Company’s 619 square kilometre land package surrounding the Rosebel mining lease.

In 2008, the 64,760 metres near-mine drilling successfully replaced depletion and in fact, increased proven and probable reserves 9% above replacement, contributing 639,000 new ounces to reserves.  For 2009, a 90,000 metre near-mine exploration diamond drilling program is expected to further convert resources, as well as identify and define extensions of the known deposits. In Q1, the program was on schedule with 14,840 metres completed mostly in the areas around the producing Royal Hill, Koolhoven and Pay Caro and Mayo deposits.  Of this, 9,649 metres were infill holes and 5,191 metres tested for extensions of gold mineralization at depth and along strike of known mineralization.

Outside of the central Rosebel mining lease, exploration continues on the surrounding concessions as part of a three year exploration program that was initiated in 2008 to evaluate the Company’s entire land position at Rosebel.  IAMGOLD has applied both detailed and regionally extensive auger geochemical surveys to provide preliminary screening of the property package. This phase of the exploration program is scheduled for completion by the end of 2009.  In January 2008, the land package was enlarged by an additional 212 square kilometres with the addition of two concessions held under option agreements.

More advanced prospects on the surrounding concessions include the Mamakreek zone, where a 3,716 metre diamond drill program was completed in the fourth quarter of 2008. Mamakreek is located on the northern structural trend that hosts the Pay Caro-East Pay Caro, Koolhoven, and J-Zone deposits. The drill program intersected numerous anomalous to economic grades including 8.49 g/t Au  over 4.5 metres and 5.46 g/t Au over 6.0 metres.  These results were sufficiently encouraging to warrant a follow up 1,675 metre, 25 hole reverse circulation drill program which was recently completed.  Several other geological and geochemically anomalous trends will be drill tested in 2009 as part of a planned 11,000 metre diamond and reverse circulation drill program.

At the Sarakreek Project, located 100 kilometres south of the Rosebel Mine, exploration continues to follow up on highly encouraging drill intersections, including 222.2 g/t Au over 7.5 metres, 31.2 g/t Au over 12 metres, 6.8 g/t Au over 21 metres and 7.9 g/t Au over 4.5 metres, that were reported in May of last year.  In 2008, 5,843 metres of diamond drilling was completed, evaluating additional targets within the known trend that had been extended by geochemical surveys and on new mineralized areas located six kilometres east of the known Sarakreek trend.  Encouraging results, including 8.15 g/t Au over 2.6 metres and 3.24 g/t Au over 5.7 metres were encountered along promising structural trends that need further assessment. The Sarakreek exploration program currently planned for 2009 will include an additional 4,000 metres of drilling and detailed follow-up work in these highly prospective areas.

Guyana - Eagle Mountain Project

A 15-hole, 3,000 metre diamond drill exploration program is underway at IAMGOLD’s Eagle Mountain project in Guyana, with 3 holes, totaling 503 metres completed as of March 31.  This program follows-up on significant results obtained from IAMGOLD exploration drill programs carried out in 2008, as well as historic drilling of the property.   In 2008, some of the best intersections included 4.7 g/t Au over 12.5 metres and 2.6 g/t Au over 24.5 metres.  Comprehensive field work, in conjunction with 3D modeling of the geology and drill results, indicates that gold is hosted in shallow-dipping thrust faults that range up to 20 metres in thickness and broadly conform to the surface expression. The geologic model indicates potential for a laterally extensive and shallow, saprolite-hosted gold resource.

Brazil - Minas Gerais and Project Generation

The IAMGOLD-controlled Minas Gerais Project covers 1,455 square kilometres within the historically prolific gold district of Minas Gerais in Brazil.  Field surveys continue to add new Archean lode gold targets across the property.  A 4,000 metre diamond drill program is planned to commence in April 2009 with the initial focus on targets within the Congonhas lineament, one of several high priority trends that follow the trace of 18th century surface mine workings.

Elsewhere in Brazil, IAMGOLD continues to consolidate its more than 600 square kilometre land position in Para State over promising areas underlain by Archean greenstone belts. Target identification has commenced with regional mapping and geochemistry. An airborne magnetic and radiometric geophysical survey is planned for the third quarter of this year.

AFRICA

Senegal

Mali - Siribaya, Merrex JV & Boto Project

In December 2008, IAMGOLD entered into a definitive option agreement with Merrex Gold Inc. (“Merrex”) to earn a 50% interest in its Siribaya gold project. The 700 square kilometre project area is contiguous to, and complements IAMGOLD’s wholly-owned Boto property in eastern Senegal. Like Boto, the Merrex project area is underlain by the prolific Birimian volcano-sedimentary terrane that hosts most of West Africa’s gold production. As part of the agreement, IAMGOLD must spend a minimum of Cdn$ 3.0 million in exploration expenditures within the first year. In preparation for a 5,000 metre diamond drill program, field work was initiated in the first quarter that included termite mound geochemistry, regolith mapping, and re-logging existing diamond drill holes in conjunction with target identification involving data integration and interpretation of previous Merrex drilling. The drill program, scheduled to commence in May 2009, is designed to test and extend the important Siribaya gold trend, where Merrex has identified an indicated resource of 2.1 million tonnes grading 1.81 g/t Au (123,000 contained ounces) and inferred resource of 5.7 million tonnes grading 1.74 g/t Au (319,000 contained ounces) at cut-offs of 0.5 g/t Au.  A large detailed airborne magnetometer survey over Siribaya is planned for Q2.

At IAMGOLD’s wholly-owned Boto project, located in eastern Senegal near the Mali border, the current phase of exploration diamond drilling is nearing completion, with 21 holes totaling 5,057 metres completed. The drill program is focused on gold mineralization within the 6 km long Guemedji trend identified in 2008, which hosts a 100 to 150 metre wide corridor of Birimian rocks exhibiting intense albite alteration overprinted by chlorite-calcite magnetite alteration with late-stage quartz-tourmaline-pyrite-gold and hematite-pyrite gold mineralization. Numerous intersections of 10-15 metre width, with grades exceeding 1.0 gram / tonne gold have been drilled, but continuity has not yet been demonstrated.  Further work is warranted and a 5,000 metre reverse circulation drill program is planned, to follow up on positive results within the Guemedji trend and the adjacent Boto 1 trend.

Burkina Faso – Essakane Project

In the first quarter of 2009, IAMGOLD completed the acquisition of Orezone Resources Inc. and its 90%-owned Essakane gold project in northeastern Burkina Faso.  Construction is underway with production expected in the second half of 2010 from the Essakane Main Zone (EMZ) which hosts a reserve of over 3 million ounces of gold.  As part of the transaction, IAMGOLD acquired rights to a 1,148 square kilometre package of contiguous exploration concessions surrounding the 100 square kilometre Essakane exploitation permit. Previous exploration activities were focused on the Essakane Main Zone (EMZ).  However, eight satellite targets have been tested to varying degrees with about 70 percent of the regional exploration drilling focused on three of these prospects.

Although the Essakane deposit hosts over 9 years of reserves, IAMGOLD considers exploration a priority as additional oxide resources would allow the operation to optimize the full 7.5 Mtpa planned mill capacity beyond the current plan, and provide a positive impact on production levels after year two.  Consequently, $2.5 million exploration spend is planned for the newly formed Essakane Exploration Department to initiate systematic exploration of the property package in 2009.

High priority targets on the Essakane exploitation permit will be drilled commencing in the third quarter of 2009, including extensions of the EMZ to the northwest and southeast, and the Falangountou zone, located 7 kilometres east of the Essakane resource.  Extensive regional geochemical coverage exists for the property, but is incomplete. Shallow aircore drilling is planned to sample bedrock below shallow surficial sand sheets that cover large parts of the concession area.  This is to test for extensions of known trends and to identify additional mineralized structures.

CANADA

Doyon Division, Quebec

Doyon Mine

At the Doyon Mine, an exploration program designed to test the main Doyon mineralized structures at depth below the existing shaft continued in 2008 with 17 holes totaling 7,344 metres completed.  A number of holes intersected significant high grade intervals over narrow widths including hole 14545-08 that assayed 19.3 g/t Au over 2.5 metres and hole 14549-08 with 14.2 g/t Au over 4.0 metres. These intersections are within undeveloped portions of the mine stratigraphy.

For 2009, $1.3 million is allocated to follow up on the encouraging results as well as pursue additional targets at depth and peripheral to the deposits within the main mine stratigraphy.  Two drills are currently operating underground. The Doyon Mine is currently scheduled to close in Q2 2009, but may extend into Q3 2009.

Westwood Development Project

At IAMGOLD’s wholly-owned Westwood advanced exploration-stage project, located 1.5 kilometers east of Doyon, the raise bore for the exploration shaft was completed in early March 2009 and the shaft sinking has commenced.  The headframe construction is scheduled for completion by the end of May 2009.

In 2009, 73,500 metres of diamond drilling are planned of which 41,200 metres will contribute to upgrading some of the existing 3.1 million ounces of inferred resources while the remaining 32,300 metres will systematically test the highest priority exploration target areas along the three kilometre strike length of the mineralized corridors.  The 14 level drift (at a vertical depth of 840 metres) that provides access from the lower levels of the Doyon Mine, facilitated a significant amount of drilling and sampling of the Westwood deposit in 2008 and this will continue in 2009.  However, with the shaft sinking underway, it is expected that additional underground drill set ups will be available from new levels early next year.

One deep hole was drilled at Westwood in late 2007, to test at depth below the known mineralization of Zone 2.  As previously reported, this hole (R14281B-07) intersected high grade mineralization of  11.6 g/t Au over a core length of 10.0 metres and 23.6 g/t Au over 5.0 metres in two lenses of Zone 2, at vertical depths of approximately 2.3 kilometres.  Subsequently, two additional deep holes were done by wedging the initial hole twice. Four additional intersections returned significant gold mineralized intersections.  The one wedged hole intersected 32.2 g/t Au over 1.0 metres and 34.2 g/t Au over 5.0 metres and a second wedged hole intersected 11.2 g/t Au over 4.0 metres and 20.9 g/t Au over 7.0 metres.  Drilling has been slow due to the depths and oblique angles to the stratigraphy.  Further drill testing of this deep potential will await better drilling access that the underground development will provide.

IAMGOLD completed a Cdn$345 million equity financing in March and is well capitalized and generating strong cash flow from operations.  Construction is moving forward quickly on the Essakane mine in Burkina Faso, where production is expected to commence in the second half of next year.  In addition, the company has set aggressive growth targets and is pursuing additional acquisition opportunities at the exploration, development and production stages within its primary focus areas.

ABOUT IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing approximately one million ounces from 7 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012.  IAMGOLD is uniquely positioned, with a strong financial base, together with the management and operations expertise to execute on our aggressive growth objectives.  IAMGOLD is focused in West Africa, the Guiana Shield of South America and in Quebec, Canada with a pipeline of development and exploration projects. IAMGOLD continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange.

Technical Information and Qualified Person/Quality Control Notes
The technical disclosure and mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The technical information has been included herein with the consent and prior review of the below noted qualified persons.  The Qualified Persons have verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein.

The following table lists the Qualified Persons responsible for reviewing for each project and that has reviewed the contained technical disclosure.

Property	Qualified Person responsible for the project
Rosebel & Sarakreek Exploration, Suriname; Eagle Mountain Project, Guyana; Minas Gerais, Brazil	Marie-France Bugnon, General Manager Exploration – Guiana Shield
Rosebel Mine, Suriname	Gabriel Voicu, Geology Superintendent
Siribaya, Merrex, Mali	Jean-Marc Gagnon, Exploration Manager, Mali of Merrex Gold Inc.
Boto, Mali	Charles Beaudry, Senior Exploration Manager
Burkina Faso	Jamie Rogers, Chief Geologist
Doyon Mine, Mooshla Property, Westwood, Canada	Nicole Houle, Senior Explorations Project Supervisor

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

For further information please contact:

IAMGOLD Corporation:

Joseph Conway	Michael Donnelly
President & CEO	Senior Vice President, Exploration
Tel: 416 360 4712	Tel: 416 933 4731
Toll-free: 1 888 464 9999	Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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